SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D


                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                 TO RULES 13d-1(a) AND AMENDMENTS THERETO FILED
                          PURSUANT TO RULE 13d-2(a)(1)

                           XTL BIOPHARMACEUTICALS LTD.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          AMERICAN DEPOSITORY RECEIPTS,
            EACH REPRESENTING TEN ORDINARY SHARES, PAR VALUE NIS 0.02
--------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                    98386D109
--------------------------------------------------------------------------------
                                 (CUSIP NUMBER)

 JOSEPH EDELMAN, 499 PARK AVENUE, 25TH FLOOR, NEW YORK, NY 10022, (646) 205-5300
--------------------------------------------------------------------------------
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
                     TO RECEIVE NOTICE AND COMMUNICATIONS)

                                 MARCH 14, 2008
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]



Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. SEE Rule 13d-7(b) for other parties to whom copies are to be sent.



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CUSIP No. 98386D109                                       13D                             Page 2 of 9 Pages
--------- ------------------------------------------------------------------------------------------------------------
1.
          NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          PERCEPTIVE ADVISORS LLC
--------- ------------------------------------------------------------------------------------------------------------
--------- ------------------------------------------------------------------------------------------------------------
2.
          CHECK THE APPROPRIATE BOX IF A  GROUP*
                                                                                                              (a)
                                                                                                              (b) |X|
--------- ------------------------------------------------------------------------------------------------------------
--------- ------------------------------------------------------------------------------------------------------------
3.        SEC USE ONLY

--------- ------------------------------------------------------------------------------------------------------------
--------- ------------------------------------------------------------------------------------------------------------
4.
          SOURCES OF FUNDS

          OO (Funds from Investment Advisory Clients).
--------- ------------------------------------------------------------------------------------------------------------
--------- ------------------------------------------------------------------------------------------------------------
5.
          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

--------- ------------------------------------------------------------------------------------------------------------
--------- ------------------------------------------------------------------------------------------------------------
6.
          CITIZENSHIP OR PLACE OF ORGANIZATION
          DELAWARE
--------- ------------------------------------------------------------------------------------------------------------
------------------- ----- --------------------------------------------------------------------------------------------
    NUMBER OF       7.
      SHARES              SOLE VOTING POWER
                    ----- --------------------------------------------------------------------------------------------
                    ----- --------------------------------------------------------------------------------------------
   BENEFICIALLY     8.
     OWNED BY             SHARED VOTING POWER                                       58,618,420
                    ----- --------------------------------------------------------------------------------------------
                    ----- --------------------------------------------------------------------------------------------
       EACH         9.
    REPORTING             SOLE DISPOSITIVE POWER
                    ----- --------------------------------------------------------------------------------------------
                    ----- --------------------------------------------------------------------------------------------
   PERSON WITH      10.
                          SHARED DISPOSITIVE POWER                                  58,618,420
                    ----- --------------------------------------------------------------------------------------------
--------- ------------------------------------------------------------------------------------------------------------
11.
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON              58,618,420
--------- ------------------------------------------------------------------------------------------------------------
--------- ------------------------------------------------------------------------------------------------------------
12.
          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *
--------- ------------------------------------------------------------------------------------------------------------
--------- ------------------------------------------------------------------------------------------------------------
13.
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11              20.03%
--------- ------------------------------------------------------------------------------------------------------------
--------- ------------------------------------------------------------------------------------------------------------
14.
          TYPE OF REPORTING PERSON*
          IA
--------- ------------------------------------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 98386D109                                       13D                             Page 3 of 9 Pages
--------- ------------------------------------------------------------------------------------------------------------
1.
          NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          JOSEPH EDELMAN
--------- ------------------------------------------------------------------------------------------------------------
--------- ------------------------------------------------------------------------------------------------------------
2.
          CHECK THE APPROPRIATE BOX IF A  GROUP*                                                           (a)
                                                                                                           (b) |X|

--------- ------------------------------------------------------------------------------------------------------------
--------- ------------------------------------------------------------------------------------------------------------
3.        SEC USE ONLY

--------- ------------------------------------------------------------------------------------------------------------
--------- ------------------------------------------------------------------------------------------------------------
4.
          SOURCES OF FUNDS

          OO
--------- ------------------------------------------------------------------------------------------------------------
--------- ------------------------------------------------------------------------------------------------------------
5.
          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

--------- ------------------------------------------------------------------------------------------------------------
--------- ------------------------------------------------------------------------------------------------------------
6.
          CITIZENSHIP OR PLACE OF ORGANIZATION

          UNITED STATES OF AMERICA
--------- ------------------------------------------------------------------------------------------------------------
------------------- ----- --------------------------------------------------------------------------------------------
    NUMBER OF       7.
      SHARES              SOLE VOTING POWER                                                  0
                    ----- --------------------------------------------------------------------------------------------
                    ----- --------------------------------------------------------------------------------------------
   BENEFICIALLY     8.
     OWNED BY             SHARED VOTING POWER                                       58,618,420
                    ----- --------------------------------------------------------------------------------------------
                    ----- --------------------------------------------------------------------------------------------
       EACH         9.
    REPORTING             SOLE DISPOSITIVE POWER                                             0
                    ----- --------------------------------------------------------------------------------------------
                    ----- --------------------------------------------------------------------------------------------
   PERSON WITH      10.
                          SHARED DISPOSITIVE POWER                                  58,618,420
                    ----- --------------------------------------------------------------------------------------------
--------- ------------------------------------------------------------------------------------------------------------
11.
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON              58,618,420
--------- ------------------------------------------------------------------------------------------------------------
--------- ------------------------------------------------------------------------------------------------------------
12.
          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *
--------- ------------------------------------------------------------------------------------------------------------
--------- ------------------------------------------------------------------------------------------------------------
13.
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11     20.03%
--------- ------------------------------------------------------------------------------------------------------------
--------- ------------------------------------------------------------------------------------------------------------
14.
          TYPE OF REPORTING PERSON*
          IN
--------- ------------------------------------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 98386D109                                       13D                             Page 4 of 9 Pages
--------- ------------------------------------------------------------------------------------------------------------
15.
          NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          MICHAEL CHO
--------- ------------------------------------------------------------------------------------------------------------
--------- ------------------------------------------------------------------------------------------------------------
16.
          CHECK THE APPROPRIATE BOX IF A  GROUP*                                                           (a)
                                                                                                           (b) |X|

--------- ------------------------------------------------------------------------------------------------------------
--------- ------------------------------------------------------------------------------------------------------------
17.       SEC USE ONLY

--------- ------------------------------------------------------------------------------------------------------------
--------- ------------------------------------------------------------------------------------------------------------
18.
          SOURCES OF FUNDS

          OO
--------- ------------------------------------------------------------------------------------------------------------
--------- ------------------------------------------------------------------------------------------------------------
19.
          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

--------- ------------------------------------------------------------------------------------------------------------
--------- ------------------------------------------------------------------------------------------------------------
20.
          CITIZENSHIP OR PLACE OF ORGANIZATION

          UNITED STATES OF AMERICA
--------- ------------------------------------------------------------------------------------------------------------
------------------- ----- --------------------------------------------------------------------------------------------
    NUMBER OF       21.
      SHARES              SOLE VOTING POWER
                    ----- --------------------------------------------------------------------------------------------
                    ----- --------------------------------------------------------------------------------------------
   BENEFICIALLY     22.
     OWNED BY             SHARED VOTING POWER                                             2,796,020
                    ----- --------------------------------------------------------------------------------------------
                    ----- --------------------------------------------------------------------------------------------
       EACH         23.
    REPORTING             SOLE DISPOSITIVE POWER
                    ----- --------------------------------------------------------------------------------------------
                    ----- --------------------------------------------------------------------------------------------
   PERSON WITH      24.
                          SHARED DISPOSITIVE POWER                                        2,796,020
                    ----- --------------------------------------------------------------------------------------------
--------- ------------------------------------------------------------------------------------------------------------
25.
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  2,796,020
--------- ------------------------------------------------------------------------------------------------------------
--------- ------------------------------------------------------------------------------------------------------------
26.
          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *
--------- ------------------------------------------------------------------------------------------------------------
--------- ------------------------------------------------------------------------------------------------------------
27.
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11     .95%
--------- ------------------------------------------------------------------------------------------------------------
--------- ------------------------------------------------------------------------------------------------------------
28.
          TYPE OF REPORTING PERSON*
          IN
--------- ------------------------------------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 98386D109                                       13D                             Page 5 of 9 Pages
--------- ------------------------------------------------------------------------------------------------------------
29.
          NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          SCOTT BRADLEY
--------- ------------------------------------------------------------------------------------------------------------
--------- ------------------------------------------------------------------------------------------------------------
30.
          CHECK THE APPROPRIATE BOX IF A  GROUP*                                                           (a)
                                                                                                           (b) |X|

--------- ------------------------------------------------------------------------------------------------------------
--------- ------------------------------------------------------------------------------------------------------------
31.       SEC USE ONLY

--------- ------------------------------------------------------------------------------------------------------------
--------- ------------------------------------------------------------------------------------------------------------
32.
          SOURCES OF FUNDS

          OO
--------- ------------------------------------------------------------------------------------------------------------
--------- ------------------------------------------------------------------------------------------------------------
33.
          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

--------- ------------------------------------------------------------------------------------------------------------
--------- ------------------------------------------------------------------------------------------------------------
34.
          CITIZENSHIP OR PLACE OF ORGANIZATION

          UNITED STATES OF AMERICA
--------- ------------------------------------------------------------------------------------------------------------
------------------- ----- --------------------------------------------------------------------------------------------
    NUMBER OF       35.
      SHARES              SOLE VOTING POWER
                    ----- --------------------------------------------------------------------------------------------
                    ----- --------------------------------------------------------------------------------------------
   BENEFICIALLY     36.
     OWNED BY             SHARED VOTING POWER                                              1,010,000
                    ----- --------------------------------------------------------------------------------------------
                    ----- --------------------------------------------------------------------------------------------
       EACH         37.
    REPORTING             SOLE DISPOSITIVE POWER
                    ----- --------------------------------------------------------------------------------------------
                    ----- --------------------------------------------------------------------------------------------
   PERSON WITH      38.
                          SHARED DISPOSITIVE POWER                                         1,010,000
                    ----- --------------------------------------------------------------------------------------------
--------- ------------------------------------------------------------------------------------------------------------
39.
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                     1,010,000
--------- ------------------------------------------------------------------------------------------------------------
--------- ------------------------------------------------------------------------------------------------------------
40.
          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *
--------- ------------------------------------------------------------------------------------------------------------
--------- ------------------------------------------------------------------------------------------------------------
41.
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11     .34%
--------- ------------------------------------------------------------------------------------------------------------
--------- ------------------------------------------------------------------------------------------------------------
42.
          TYPE OF REPORTING PERSON*
          IN
--------- ------------------------------------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 98386D109                                       13D                             Page 6 of 9 Pages

ITEM 1  SECURITY AND ISSUER

         This Schedule 13D relates to the ordinary shares, par value NIS 0.02 (the "Ordinary Shares") (represented by ownership of American Depository Receipts), of XTL Biopharmaceuticals Ltd. (the "Issuer"). The address of the principal executive offices of the Issuer is 711 Executive Blvd., Suite Q, Valley Cottage, NY 10989.

ITEM 2  IDENTITY AND BACKGROUND

(a) The names of the persons filing this Schedule 13D (the "Schedule") are Perceptive Advisors LLC, a Delaware limited liability company (the "Investment Manager"), Joseph Edelman, the Managing Member of the Investment Manager, Michael Cho and Scott Bradley, principals of the Investment Manager. Such reporting persons are collectively referred to herein as the "Reporting Persons."

         The Investment Manager, in its capacity as investment manager of Perceptive Life Sciences Master Fund Ltd., a Cayman Islands company (the "Fund"), and to an account at First New York Trading, LLC (the "FNY Account"), has sole power to vote and dispose of the Ordinary Shares held by the Fund and the FNY Account. The Investment Manager disclaims any economic interest in or beneficial ownership of the Ordinary Shares covered by this Schedule.

(b) The business address of the Reporting Persons is 499 Park Avenue, 25th Floor, New York, NY 10022.

(c) This Schedule is filed on behalf of the Investment Manager, Mr. Edelman, Mr. Cho, Mr. Bradley, the FNY Account and the Fund. The Fund and the FNY Account are the record and direct beneficial owners of the Ordinary Shares reported herein. The Investment Manager is the investment manager to the Fund and the FNY Account. Mr. Edelman is the Managing Member of the Investment Manager and Mssrs. Cho and Bradley are principals of the Investment Manager. The principal business of the Investment Manager is purchasing, holding and selling securities for investment purposes. The principal business of each of the Fund and the FNY Account is to invest in securities.

(d) During the past five years none of the Reporting Persons has been convicted in a criminal proceeding.

(e) During the past five years none of the Reporting Persons has been a party to a civil proceeding as a result of which it is subject to a judgment, decree or final order enjoining it from or mandating activities subject to federal or state securities laws, or finding it in violation of such laws.

(f) Perceptive Advisors LLC is organized under the laws of Delaware, USA. Each of Mssrs. Edelman, Cho and Bradley is a citizen of the United States of America.

ITEM 3  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The Fund and the FNY Account purchased the Ordinary Shares in open market transactions.

CUSIP No. 98386D109                                       13D                             Page 7 of 9 Pages


ITEM 4  PURPOSE OF TRANSACTION

         The Reporting Persons purchased the Ordinary Shares of the Issuer in the ordinary course of business.

         The Reporting Persons expect to acquire or dispose of additional Ordinary Shares via open-market transactions from time to time. However, there is no timetable or pre-arranged plan related to the purchase or sale of additional Ordinary Shares. Such decisions will be made based on trading activity and the relative value of the Ordinary Shares, as defined by market conditions.

ITEM 5  INTEREST IN SECURITIES OF THE ISSUER

         (a)-(b) The Reporting Persons may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be the beneficial owners of an aggregate of 58,618,420 Ordinary Shares as of March 14, 2008, which represent 20.03% of the Issuer's outstanding Ordinary Shares. Mr. Edelman beneficially owns 58,618,420 Ordinary Shares (comprised of (i) 55,640,720 Ordinary Shares held by the Fund, 2,516,450 of which Mr. Edelman shares dispositive power with Mr. Cho and 1,010,000 of which Mr. Edelman shares dispositive power with Mr. Bradley, and (ii) 2,977,700 Ordinary Shares held by the FNY Account, 279,570 of which Mr. Edelman shares dispositive power with Mr. Cho.

         The percentage calculation was based on the number of Ordinary Shares the Issuer reported as outstanding on its Form 20-F as filed with the Commission on March 27, 2008. The amount of outstanding Ordinary Shares on such Annual Report was 292,654,785.


                          Sole Voting Power     Shared Voting          Sole            Shared
                                                    Power          Dispositive    Dispositive Power
                                                                      Power
                          ------------------- ------------------- --------------- ------------------
Perceptive Advisors LLC           0               58,618,420            0            58,618,420
Joseph Edelman                    0               58,618,420            0            58,618,420
Michael Cho                       0                   0                 0             2,796,020
Scott Bradley                     0                   0                 0             1,010,000

     The aggregate amount of shares owned by the Reporting Persons is 58,618,420.

         (c) Except as set forth below, there have been no transactions in the Ordinary Shares by any of the Reporting Persons during the past sixty days.

CUSIP No. 98386D109                                       13D                             Page 8 of 9 Pages

         During the past sixty days, the Reporting Persons effected the following sales of shares of Ordinary Shares in open market transactions:

------------------ -------------------------------- ---------------------------
    DATE                     SHARES PURCHASED                PRICE
------------------ -------------------------------- ---------------------------
   1/15/2008                    235,000                     3.0606
   1/15/2008                    658,000                     3.1122
   1/16/2008                      2,820                     3.1567
   1/16/2008                    432,400                     3.1
   1/17/2008                    179,540                     3.0056
   1/17/2008                    144,760                     3.0563
   1/18/2008                    185,180                     3.1298
   1/18/2008                    118,440                     3.1598
   1/22/2008                     12,520                     2.9025
   1/23/2008                    282,000                     2.8838
   1/24/2008                    216,200                     2.98
   1/24/2008                    662,700                     2.99
   1/25/2008                    188,000                     3.238
   1/28/2008                    629,800                     3.214
   1/28/2008                      9,400                     3.23
   1/29/2008                     94,000                     3.2298
   1/30/2008                    235,000                     3.2304
   1/31/2008                    370,360                     3.4993
   1/31/2008                    470,000                     3.4329
    2/1/2008                    658,000                     3.691
    2/4/2008                    517,000                     3.8805
    2/4/2008                    131,600                     3.8684
    2/5/2008                     94,940                     3.75
    2/5/2008                    141,940                     3.7874
    2/6/2008                      1,880                     3.68
    2/6/2008                    329,000                     3.7102
    2/7/2008                      9,400                     3.396
   2/13/2008                      5,640                     3.8082
   2/20/2008                        900                     3.84
   2/22/2008                    444,602                     3.95
   2/22/2008                    470,000                     3.9458
   2/22/2008                    188,000                     3.9526
   2/25/2008                    728,500                     3.8682
   2/25/2008                     94,000                     3.9598
   2/26/2008                    376,000                     3.9059
   2/26/2008                     59,390                     3.95
   2/27/2008                    103,400                     4.0127
    3/4/2008                    104,060                     3.9894
    3/4/2008                    282,000                     3.9809
    3/5/2008                    535,800                     3.9386
    3/6/2008                    615,700                     3.8632
    3/6/2008                    244,400                     3.7273
    3/7/2008                    940,000                     3.7378
    3/7/2008                    141,440                     3.6467

   3/10/2008                    470,000                     3.2456
   3/10/2008                    470,000                     3.15
   3/10/2008                    394,800                     3.2765
   3/11/2008                    470,000                     3.3117
   3/11/2008                    107,100                     3.3048
   3/12/2008                    141,000                     3.3661
   3/12/2008                    272,600                     3.3501
   3/13/2008                    138,180                     3.3803
   3/13/2008                     94,000                     3.3733
   3/14/2008                    247,220                     3.3312
   3/14/2008                    188,000                     3.3213



         (d) - (e): Not applicable.

ITEM 6 CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER None.

ITEM 7  MATERIAL TO BE FILED AS EXHIBITS

         Joint Filing Agreement, dated as of July 14, 2008, by and among Perceptive Advisors LLC, Joseph Edelman, Michael Cho and Scott Bradley.

CUSIP No. 98386D109                                       13D                             Page 9 of 9 Pages



                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 14, 2008
-------------
Date

/s/ Perceptive Advisors LLC
---------------------------
Signature

Joseph Edelman/Managing Member
Name/Title


July 14, 2008
-------------
Date

/s/ Joseph Edelman
------------------
Signature

Joseph Edelman
Name/Title
July 14, 2008
Date

/s/ Michael Cho
---------------
Signature

Michael Cho
Name/Title

July 14, 2008
-------------
Date

/s/ Scott Bradley
-----------------
Signature

Scott Bradley
Name/Title

         The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE ss.240.13d-7 for other parties for whom copies are to be sent.

                                INDEX TO EXHIBITS

Exhibit 1 Joint Filing Agreement, dated as of July 14, 2008, by and among Perceptive Advisors LLC, Joseph Edelman, Michael Cho and Scott Bradley.

                                    EXHIBIT 1

                             JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them a Statement on Schedule 13D (including amendments thereto) with regard to the Ordinary Shares of XTL Biopharmaceuticals Ltd., and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, hereby execute this Agreement as of July 14, 2008.

July 14, 2008
-------------
Date

/s/ Perceptive Advisors LLC
---------------------------
Signature

Joseph Edelman/Managing Member
Name/Title


July 14, 2008
-------------
Date

/s/ Joseph Edelman
------------------
Signature

Joseph Edelman
Name/Title
July 14, 2008
Date

/s/ Michael Cho
---------------
Signature

Michael Cho
Name/Title

July 14, 2008
-------------
Date

/s/ Scott Bradley
-----------------
Signature

Scott Bradley
Name/Title



(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).
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